

INVEST IN **DAST CONSULTING SERVICES**

Creating Cashflow for Christian Education

dast.co   Placerville, CA   in

Highlights

1 10x growth in schools served 2022 to 2023. On pace for 10x growth 2023 to 2024 in students served.

2 Cashflow positive since inception ($500K+ net income in 2023).

3 Revenue increased from $866K (2022) to $4,984K (2023).



4   Success-based revenue model. No upfront fee for the schools. DCS takes 20% of the money procured.

5   Texas schools working with DCS receive $1M on average, compared to state average of $246K.

6   Targeting quarterly profit distributions to investors by Q3 2026 (can not be guaranteed).

Featured Investor



Grant Melcher

Invested $10,000 ⓘ

[Follow]

Syndicate Lead
Devoted Christian, family man and Regional Sales Manager.

"As a lead investor in DAST Consulting Services, I am proud to endorse this groundbreaking company at the intersection of education and technology. Their innovative approach to unlocking funding for private schools, using cutting-edge technology, is transforming the education sector. Backed by a world-class team of experts in both education and technology, DCS is uniquely positioned to deliver exceptional value to private schools, ensuring access to the resources they need to thrive. I am confident that their visionary leadership and commitment to excellence will continue to drive significant impact in the education landscape."

Our Team



David Sexauer   Founder & CEO

Over 25 years' experience in Christian education -- fundraising, consulting, and as a head of school. Ground Surveillance Systems Operator in the U.S. Army. Bachelor's in Religion and History from Azusa Pacific University.

in Religion and History from Azusa Pacific University.



Andrew Hughes Chief of Staff

Decade of experience in software product and engineering leadership. Bachelor's in Economics, Master's in Business Analytics from Indiana University. 3x church planter, black belt Taekwondo instructor, 12U baseball coach.



Drew Hansen Chief Technology Officer

15 years experience delivering innovative data products in higher education, Fortune 100 clients. Degree in Biblical Studies from Liberty University as well as a Master's Degree in Data Science. Enjoys mentoring young engineers and smart home automation.

Our Pitch



ceo@dast.co





A TECHNOLOGY PLATFORM THAT CREATES CASHFLOW FOR CHRISTIAN EDUCATION





CONFIDENTIALITY

IT IS ACKNOWLEDGED AND AGREED BY THE ACCEPTANCE OF THESE MATERIALS FOR REVIEW THAT INFORMATION CONTAINED HEREIN INCLUDES CONFIDENTIAL AND PROPRIETARY DETAILS. THE RECIPIENT OF THIS INFORMATION UNDERSTANDS THAT PROTECTING THE SECRECY OF THIS INFORMATION FOR ITS OWN USE OR FOR ANY PURPOSE OTHER THAN TO CARRY OUT DISCUSSIONS CONCERNING INVESTMENT WITH DAST. THE RECIPIENT IS EXPECTED TO TAKE ALL REASONABLE MEASURES TO PROTECT THE SECRECY OF, AND AVOID DISCLOSURE OR USE OF CONFIDENTIAL INFORMATION TO PREVENT IT FROM FALLING INTO THE PUBLIC DOMAIN OR TO ANYONE OTHER THAN THE RECIPIENT AND ITS AGENTS AND ADVISORS. DAST REQUESTS NOTIFICATION OF ANY ACTUAL OR SUSPECTED MISUSE, MISAPPROPRIATION OR UNAUTHORIZED DISCLOSURE OF CONFIDENTIAL INFORMATION IN ORDER TO PROTECT THE INTEGRITY OF THE ISSUER. RECIPIENT'S COVENANTS:

THIS MEMORANDUM IS PERSONAL TO YOU AND DOES NOT CONSTITUTE AN OFFER TO ANY OTHER PERSON OR TO THE PUBLIC. YOUR RECEIPT OF THIS MEMORANDUM (WHETHER OR NOT YOU PURCHASE INTERESTS) CONSTITUTES YOUR AGREEMENT:

- TO KEEP CONFIDENTIAL THE INFORMATION CONTAINED IN THIS MEMORANDUM, THE OPERATIVE DOCUMENTS, LIMITED PARTNERSHIP DOCUMENTS, SUBSCRIPTION AGREEMENTS, AND ANY SUPPLEMENTAL INFORMATION RELATING TO THE PARTNERSHIP, THE GENERAL PARTNER OR THE INVESTMENT MANAGER (COLLECTIVELY, " THE OFFERING MATERIALS ") PROVIDED TO YOU OR ANY OF YOUR REPRESENTATIVES, EITHER ORALLY OR IN WRITING,

- IF YOU DO NOT PURCHASE ANY INTERESTS. TO RETURN TO THE GENERAL PARTNER OR DESTROY THIS MEMORANDUM, THE OPERATIVE AND ANY OTHER OFFERING MATERIALS PROVIDED TO YOU OR ANY OF YOUR REPRESENTATIVES.

- NOT TO REPRODUCE OR DISTRIBUTE THIS MEMORANDUM, THE OPERATIVE DOCUMENTS OR ANY OTHER OFFERING MATERIALS, IN WHOLE OR IN PART, OR DISCLOSE ANY OF THE CONTENTS HEREOF TO ANY OTHER PERSON. OR USE SUCH MATERIALS FOR ANY OTHER PURPOSE OTHER THAN TO EVALUATE AN INVESTMENT IN THE INTERESTS, PROVIDED THAT, YOU MAY PROVIDE A COPY OF THIS MEMORANDUM, THE OPERATIVE DOCUMENTS AND ANY OTHER OFFERING MATERIALS TO YOUR LEGAL, BUSINESS OR TAX ADVISORS IN CONNECTION WITH SEEKING ADVICE OF SUCH PERSONS WITH RESPECT TO THIS OFERING AND AN INVESTMENT IN THE INTERESTS

- TO BE RESPONSIBLE FOR ANY DISCLOSURE OF THIS MEMORANDUM, THE OPERATIVE DOCUMENTS OR THE OTHER OFFERING MATERIALS PROVIDED TO YOU OR ANY OF YOUR REPRESENTATIVES BY THE GENERAL PARTNER OR THE INVESTMENT MANAGER (OR ANY PERSON ACTING ON THEIR BEHALF).

THE OBLIGATIONS AND UNDERTAKINGS SET FORTH ABOVE ARE FOR THE BENEFIT OF THE PARTNERSHIP, THE MANAGING MEMBER, THE MEMBERS, PORTFOLIO COMPANIES AND MAY BE ENFORCED BY ANY OF THEM.

THE PROBLEM

Private school leaders do not have the time or expertise to access the large sums of money available to their schools. Federal and state funds specifically earmarked for non-public schools **often go unclaimed,** leading to **missed opportunities** for schools to expand their reach **to low-income families and those with special needs.**

THE SOLUTION

Find

THE SOLUTION

DAST has built a technology platform that helps schools easily Find, Get, and Spend government money. Powered by an enterprise-grade data warehouse with the most complete set of education funding data, cutting age generative AI capabilites, integrations with industry leaders such as EdLink, and an innovative marketplace of service providers, our clients are able to easily maximize their government funding.

Find

↓

Get

↓

Spend



MARKET SIZE

PITCH DECK 2025



↘ **$84 BILLION***
Total Available Market (5,000,000 students)



↘ **$44 MILLION***
Already closed/imminently closing (55,000 students)



↘ **$1.4 BILLION***
Highly qualified pipeline for 2026 (205,000 students)

***Annual Funds Available to School Clients**

PLATFORM DEMO





OUR GROWTH STORY

2021 →

STARTED WITH
A FEW SCHOOLS
IN **INDIANA**

2022 →

EXPANDED INTO
SERVING
SCHOOLS IN
TEXAS

2023 →

HELPED 24
SCHOOLS IN
TEXAS UNLOCK
OVER $25M

↘

THE SCHOOLS WE
WORKED WITH
AVERAGED $1 MILLION,
WITH OUR BEST SCHOOL
RECEIVING $4 MILLION
COMPARED TO THE
$300K AVERAGE IN THE
STATE

BUSINESS

MODEL

$1 Billion
Targeting 10% of the market (500,000 students or $1B+ in funding)

20% Margin
No up front fees charged to a school. Once we help them Find, Get, and Spend the government money, our fee is 20% of the allocation.

$200+ Million
Targeting 10% of the market with a 20% margin on services provided would generate $200M in service fees with $160M in gross profit




FINANCIAL NUMBERS

	2022*	2023	2024	2025**	2026	2027	2028	2029	2030
Revenues	$565,951	$4,951,057	$5,697,000	$3,006,332	$14,160,000	$28.8M	$57.7 M	$115.5M	$231M
Total Expenses	$383,970	$4,507,524	$4,942,000	$2,999,099	$2,187,000	$2.5M	$3.2M	$4.3M	$5.2M
Net Income	$181,981	$443,433	$355,000	$7,233	$11,973,000	$26.3M	$54.5M	$111.2M	$225.8M

*2022 was our first full year in business

**2025 is our transition year from our staffing revenue model with Covid relief funds to a hybrid SaaS revenue model and national strategy with evergreen programs.

Forward-looking projections are not guaranteed.

GROWTH GOALS

We are laser focused on maximizing the time of the seven fat cows, and we are bullish on our ability to capture the market.

- From 55k students in 2025 to 500k students by 2030
- From $3M+ top line revenue in 2025 to $14M+ in 2026 to $57M+ by 2028
- From serving schools in 18 states in 2025 to 50 states by 2027



REVENUE GROWTH

Forward-looking projections are not guaranteed.

COMPETITVE MOAT



TEAM

Built by a team of experts in education, data, and technology.

TECH

Leveraging the most sophisticated dataset in non-public education funding including direct integration with Student Information Systems, partnerships with leading organizations such as EdChoice, and the latest in agentic engineering.

TRUST

Reputation of excellence and expertise with national non-public education groups including ACSI, NCEA, CAPE, and others.

LIQUIDITY STRATEGY


Q
Tab
A
R.O.I.
Shift

As we grow, we're excited to share in the fruits of our labor with our investors. Our plan includes **early profit distributions** and a **smart exit strategy** that ensures everyone benefits along the way and maximizes value in the end.

- ↗ Quarterly Distributions targeted for **Q3 of 2026**, no later than **Q1 of 2027**
- ↗ Exit in 2030 via core technology sale or ownership transfer
- ↗ IRR: 20-30% by Year 6 (2030)
- ↗ MOIC: 5x return on capital for early-stage investors

MEET OUR TEAM





DAVID E. SEXAUER

David E. Sexauer epitomizes Founder - Market Fit due to his time as a former private school Head of School who leveraged eight separate government funding programs to better serve students. David is a high energy servant leader who enjoys helping others. He currently serves as the Founder and CEO of DAST, whose vision is to unlock the financial resources so that every single child in America has access to a Christ-centered education. David received a BA in History and Religion from Azusa Pacific University. He has competed graduate coursework at APU and The Southern Baptist Theological Seminary. He spent 20 years in the Christian education sector serving in various positions including teacher, coach, athletic director, technology coordinator, and Head of School. David served his country in the U.S. Army for four years from 1993-1996.

FOUNDER / CEO

MEET OUR TEAM



DREW HANSEN

Drew earned a degree in Biblical Studies at Liberty University as well as a Master's Degree in Data Science. He brings over 15 years of experience in developing and delivering innovative data products in higher education, consulting with Fortune 100 clients, and as a data leadear in publically traded companies. He also serves on the board of his local chapter of the Snowflake User Group and enjoys mentoring and fostering young talent. When not in the office, Drew enjoys playing sports with his four kids, remodeling his house, or tinkering with his smart home.

CHIEF TECHNOLOGY OFFICER

ANDREW HUGHES

Andrew is Chief of Staff at DAST. He earned a degree in Economics from Indiana University and a Master's Degree in Business Analytics through IU's Kelley School of Business. He has a decade of experience in Software Product and Engineering leadership. Outside the office, Andrew has served his local Little League as coach and board member for 10+ years, is a lay elder at his church, and is a black belt Taekwondo instructor.



CHIEF OF STAFF

USE OF FUNDS
$1M INVESTMENT

Service Operations
20%

Sales and Marketing
35%

DAST - Strategic growth capital to accelerate top-line revenue by hiring additional technical staff (product development) and account managers (sales and marketing).



Customer Support and Success
10%

Dry Powder
5%

Product Development
30%

CURRENT INVESTORS ↗

Jessup University
$500,000

Impact Foundation
$500,000

INVESTMENT STRUCTURE

DAST Crowdfunding Investor Round PURPOSE

The DAST Crowdfunding Investor Round has been organized with the purpose of raising strategic growth capital to scale our proven education funding solution. The additional capital is allocated accelerate key technology investments, build out our back office (legal/accounting) infrastructure and hire additional account managers (School Funding Executives) to maximize DAST's position and profitability in the growing private education sector.

SUMMARY OF INVESTMENT TERMS & CONDITIONS

Target Capitalization:
- $1,000,000
- Current valuation = $10m

CLOSING & USE OF PROCEEDS

Minimum Commitment to join WeFunder:
- $1,000 USD

Target Closing(s):
- Beginning Apr 2025

Reporting:
- Quarterly Reports

THANK YOU

